FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding discloseable transactions and continuing connected transactions of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on December 2, 2019; and

2.          A copy of monthly return of equity issuer on movements in securities of the Registrant, submitted by the Registrant on December 2, 2019.

Document 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.
If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

DISCLOSEABLE TRANSACTIONS CONTINUING
CONNECTED TRANSACTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 5 to 39 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 40 to 41 of this circular. A letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 42 to 59 of this circular.
A notice convening the EGM to be held at 9:00 a.m. on 17 December 2019 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.
If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.
Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.
Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.
2 December 2019

CONTENTS

Page
Definitions		1

Letter from the Board		5

1.	Introduction	5

2.	Relationship between the Company, Huaneng Group, Huaneng Finance and Tiancheng Leasing	7

3.	Huaneng Group Framework Agreement	8

4.	Huaneng Finance Framework Agreement	26

5.	Tiancheng Leasing Framework Agreement	31

6.	Board’s Confirmation	37

7.	The EGM.	38

8.	Recommendations	38

9.	Other Information	39

Letter from the Independent Board Committee		40

Letter from Gram Capital		42

Appendix – General Information		I-1

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“CBRC”	China Banking Regulatory Commission;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM” or “Extraordinary General Meeting”
the 2019 second extraordinary general meeting of the Company to be held at 9:00 a.m. on 17 December 2019 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) the continuing connected transactions (including the relevant proposed caps) contemplated under each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement;

DEFINITIONS

“Gram Capital”, “Independent Financial Adviser”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the Direct Lease(s) contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s));

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Finance Framework Agreement”
the “framework agreement on the continuing connected transactions (for 2020 to 2022) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited” entered into between the Company and Huaneng Finance on 1 November 2019;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions for 2020 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd.” entered into between the Company and Huaneng Group on 1 November 2019;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“IFRS”	International Financial Reporting Standard;

DEFINITIONS

“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the Direct Lease(s) contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)), comprising Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi, the independent non-executive Directors of the Company;

“Independent Shareholders”
Shareholders other than Huaneng Group and HIPDC and their espective associates, and who are not involved in, or interested in the transactions contemplated by each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and Tiancheng Leasing Framework Agreement;

“Latest Practicable Date”	26 November 2019, being the latest practicable date prior to the rinting of this circular for ascertaining certain information contained herein;

“Lease Interest”	the interest, together with handling fee, if any, under the Tiancheng Leasing Framework Agreement;

“Lease Principal”	the maximum daily balance of the principal of the finance lease under the Tiancheng Leasing Framework Agreement;

“Notice of EGM”
the notice for convening the EGM dated 1 November 2019, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Stock Exchange (www.hkex.com.hk);

“PBOC”	The People’s Bank of China;

“PRC”, “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai tock Exchange;

“Shareholder(s)”	the shareholder(s) of the Company;

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Tiancheng Leasing”	Huaneng Tiancheng Financial Leasing Co., Ltd. and;

“Tiancheng Leasing Framework Agreement”
the framework agreement on the continuing connected transactions (for 2020 to 2022) between Huaneng Power International, Inc. and Huaneng Tiancheng Financial Leasing Co., Ltd. entered into between the Company and Tiancheng Leasing on 1 November 2019.

LETTER FROM THE BOARD

Executive Director:	Registered Address:
Shu Yinbiao	Huaneng Building
6 Fuxingmennei Street
Non-executive Directors:	Xicheng District
Huang Jian	Beijing 100031
Wang Yongxiang	PRC
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Director:
Yue Heng
Xu Mengzhou Liu Jizhen
Xu Haifeng Zhang Xianzhi

2 December 2019

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS
CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

On 1 November 2019, the Company published an announcement regarding the continuing connected transactions arising from each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Finance Agreement. As stated in the announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Finance Agreement.

Under the Hong Kong Listing Rules, (i) the conduct of purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances) contemplated under the Huaneng Finance Framework

LETTER FROM THE BOARD

Agreement and (iii) the Direct Lease(s) contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates shall require Independent Shareholders’ approval. However, as required by the Shanghai Listing Rules, the Company is required to propose the ordinary resolutions for each of (1) the continuing connected transactions for 2020 between the Company and Huaneng Group; (2) the continuing connected transactions (from 2020 to 2022) between the Company and Huaneng Finance; and (3) the continuing connected transactions (from 2020 to 2022) between the Company and Tiancheng Leasing for approval by the Independent Shareholders at the EGM. Accordingly, with respect to ordinary resolution no.1 as set out in the Notice of EGM, all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement, i.e. purchase of ancillary equipment and parts, purchase of fuel and transportation services, leasing of facilities, land and office spaces, technical services, engineering contracting services and other services, provision of entrusted sale services to Huaneng Group and its subsidiaries and associates, accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, sale of products, purchase of electricity, trust loans and entrusted loans, will be treated as one single resolution. With respect to ordinary resolution no.2 as set out in the Notice of EGM, all the continuing connected transaction contemplated under the Huaneng Finance Framework Agreement, i.e. cash deposits, note discounting services and loan advancement services, will be treated as one single resolution, and with respect to ordinary resolution no.3 as set out in the Notice of EGM, all the continuing connected transactions contemplated under the Tiancheng Leasing Framework Agreement will be treated as one single resolution.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with (i) the continuing connected transaction regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances) under the Huaneng Finance Framework Agreement and (iii) the Direct Lease(s) contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)). The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Gram Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on (i) the fairness and reasonableness of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances) under the Huaneng Finance Framework Agreement and the Direct Lease(s) contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)), and (ii) whether such transactions (including their respective proposed caps/maximum daily balances) under the above agreements are in the interests of the Company and its Shareholders as a whole. The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Gram Capital is only required to opine on (i) the continuing connected transaction relating to the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances) under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease(s) contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) and, in which case, Gram Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes

LETTER FROM THE BOARD

details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions at the EGM.

The purpose of this circular is:

(i)
to provide you with further information in relation to the transactions contemplated under each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement;

(ii)
to set out the letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Gram Capital; and

(iii)
to seek your approval of the ordinary resolutions in relation to the transactions contemplated by each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement (together with their proposed caps/maximum daily balances), which have been respectively set out in the Notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions contemplated under each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement before making their decision as regards voting. Independent Shareholders should also note that with respect to the ordinary resolutions regarding the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement proposed at the EGM, if they vote in favour of such resolutions, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase fuel and transportation services), the Huaneng Finance Framework Agreement (including the deposit transaction) and the Tiancheng Leasing Framework Agreement. In the event that the resolutions proposed at the EGM as regards the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement are not approved by the Independent Shareholders, all continuing connected transactions contemplated under the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HUANENG FINANCE AND TIANCHENG LEASING

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 106,169 MW and equity-based generation capacity of 93,766 MW.

LETTER FROM THE BOARD

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction monies, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.39% equity interest in the Company.

Tiancheng Leasing is a company incorporated in the PRC, of which the principal business is finance lease. Currently, Tiancheng Leasing has six shareholders. Apart from the 20% equity interest which is held by the Company, the remaining 80% equity interests of Tiancheng Leasing is held by the five controlling subsidiaries of Huaneng Group (of which Huaneng Renewables Corporation Limited holds 5.56% interest, Huaneng Renewables (Hong Kong) Company Limited holds 4.44% interest, Huaneng Capital Services Company Limited holds 39% interest, China Huaneng Group Hong Kong Limited holds 21% interest, Huaneng Lancang River Hydropower Co., Ltd. holds 10% interest).

As at the Latest Practicable Date, HIPDC, being the direct controlling shareholder of the Company, holds 32.28% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates, Huaneng Finance and Tiancheng Leasing) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

3.	HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 11 December 2018 (the “2019 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2019. The 2019 Huaneng Group Framework Agreement will expire on 31 December 2019. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 1 November 2019 for a term commencing on 1 January 2020 and expiring on 31 December 2020.

LETTER FROM THE BOARD

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2019 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2019 was set at RMB500 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB66 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the anticipated transactions made by the Company according to the actual overall business scale and operation of the Company and market changes.

For 2020, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB700 million. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants, and also taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or

LETTER FROM THE BOARD

similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2019 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2019 was set at RMB48.9 billion. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB25.688 billion. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the transactions made by the Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

LETTER FROM THE BOARD

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2020 is estimated to be RMB49.9 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of coal and transportation by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The estimated transaction amount for 2020 is based on the increase derives primarily from Huaneng Supply Chain Platform Technology Co., Ltd. (the “Platform Company”). The Platform Company was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the competitive advantage of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intragroup of Huaneng Group with competitive prices. In individual purchases, the prices of the fuel and transportation services offered by Huaneng Group and its subsidiaries and associates were relatively not competitive when compared with the prices offered by independent third parties. With the establishment of the Platform Company, it is expected that the transaction amount on individual purchases of fuel and transportation services in 2020 will be increased. The increase in cap of the transaction amount for purchase of fuel and transportation services in 2020 has primarily taken into account the anticipated increase in volume of such individual purchases.

The Company has a right in procurement selection. For the Platform Company to participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of the Platform Company with prices no less favourable than the prices offered by independent third parties offered to the Company and its subsidiaries and at the same time to leverage on the free trade zone in Hainan, the place where the Platform Company was established, to enjoy the advantage brought about by the benefits of the Government policies to further lower the procurement costs.

The Board is of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of

LETTER FROM THE BOARD

the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2019 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2019 was set at RMB200 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB89 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2020 is estimated not to exceed RMB400 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group

LETTER FROM THE BOARD

and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2019 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2019 and the provision of operation/production and related services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate for 2019 were set at RMB2.8 billion. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount

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(unaudited) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates was approximately RMB879 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2020 is estimated not to exceed RMB1.8 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other the needs for providing and engaging in relevant business operation by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices of transactions with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

LETTER FROM THE BOARD

The Board (including the independent non-executive Directors) is of the view that the transactions with respect to technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB1.8 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services to Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of entrusted sale services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2019 was set at RMB500 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for the purchase of entrusted sale services was approximately RMB22 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount for the provision of entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2020 is estimated to be RMB400 million. Such cap is set on the basis of the current overall business scale and operation of the transaction parties, estimation of the on-grid tariff and substituted tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties. In order to implement the State’s energy saving and emission reduction strategies, to save the production cost and to boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants in the

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places where the Company and its subsidiaries are located (including with connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates is that they maintain a relatively good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the provision of the entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the provision of the entrusted sale services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2019 Huaneng Group Framework Agreement with respect to the acceptance for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the

LETTER FROM THE BOARD

Company and its subsidiaries, the cap of the aggregate transaction amount for 2019 was set at RMB600 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount for the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries was RMB0. It is estimated that by end of 2019, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2019. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount was due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2020 is estimated to be RMB600 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such

LETTER FROM THE BOARD

transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2019 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2019 was set at RMB600 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment to transactions according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2020 is estimated to be RMB600 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2020 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with

LETTER FROM THE BOARD

the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2019 was set at RMB300 million. During the period from 1 January 2019 to 30 September 2019, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2020, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved, the principle of maximising the interests of the Company, and in accordance with the rules of market exchange promulgated by the government, and the electricity sales companies of the Company purchase electricity from power plants of connected persons or sales companies.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into:
(i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2019 was set at RMB900 million. During the period from 1 January 2019 to 30 September 2019, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2020, the transaction amount with respect to sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, sale of electricity to power-consuming enterprises or electricity sales companies of connected persons by power plants or electricity sales companies of the Company.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on

LETTER FROM THE BOARD

arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(10)	Trust loans and entrusted loans

Trust loan is direct borrowing of loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas entrusted loan is primarily organized between Company and its subsidiaries and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the entrusted loans under the Huaneng Group Framework Agreement are exempted the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received is to comply with the disclosure requirements under the Shanghai Listing Rules. The cap of the amount of interest arising from the transactions (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2020 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2020 is expected to be RMB5 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

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Fairness of the continuing connected transactions under the Huaneng Group Framework Agreement and their impacts on the independency of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/ fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

Measures to safeguard the interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that at

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times when there are needs for purchasing transactions, the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximising the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, port price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), hina Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com) and Qinhuangdao Coal website 皇島煤炭網 (http://www.cqcoal.com), etc.; (ii) the Company has also stablished the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on aximi and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order o determine the appropriate price for the purchase of fuel and the price for coal transportation. f two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large scale coal enterprise and the ability of such enterprise to provide a stable supply of coal ll be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

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•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety nspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, tc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on evel of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company, at times when there are needs for purchasing transactions, will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by

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making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•
for transactions in relation to the provision of entrusted sale services to Huaneng Group and its subsidiaries and associates, and the acceptance of provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply for operation, sell the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
the purchase of electricity transactions will be conducted in accordance with the principles of the “Several Opinions on Further Deepening the Reformation of the Power System” (Zhong Fa [2015] 9) and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•
the sale of electricity transactions will be conducted in accordance with the principles set forth in the Opinions on Implementation of Promoting the Reform of Electricity Sale 《 關 於 售 電 側改革的實施意見》 jointly issued by the NDRC and the NEA and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of electricity consumers’ requirements and the

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principle of maximising the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction prices for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market. The Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated power-consuming enterprises or electricity sales companies to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are similar to the average price level of similar transactions in the market;

•
trust loans and entrusted loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company's overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co-ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant in the fund coordination meeting (資金協調會); and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

4.	HUANENG FINANCE FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Finance on 5 December 2016 for the purpose of governing the conduct of the continuing connected transactions between the Company and Huaneng Finance from 2017 to 2019 (the “2017-2019 Huaneng Finance Framework Agreement”). Such framework agreement will expire on 31 December 2019. On 1 November 2019, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance, effective for the term commencing from 1 January 2020 to 31 December 2022. Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan.

Pursuant to the Huaneng Finance Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Finance on an on-going basis:

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(1)	Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilise the note discounting services provided by Huaneng Finance at a service fee lower than the service fees payable to independent third parties for provision of similar services in the PRC.

Pursuant to the 2017-2019 Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance, for the period from 1 January 2017 to 31 December 2019, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB13 billion on a daily basis, the total amount of the note discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB13 billion (or its equivalent) on a daily basis.

For the years ended 2017 and 2018, and the period from 1 January 2019 to 30 September 2019, the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB12.958 billion (audited), RMB12.999 billion (audited) and RMB12.996 billion (unaudited), respectively. The Company estimates that during the period from 2020 to 2022, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB14 billion (or its equivalent).

The estimates on the relevant deposit amounts from 2020 to 2022 are based on the following considerations: (1) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company; (2) the Company has become a shareholder and held a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company.

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for individual deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the Huaneng Finance Framework Agreement, they will not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the

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independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance.

The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•
the Finance and Budget Department of the Company has implemented an interest rate adjustment mechanism by reviewing regularly the terms and the contemporaneous interest rates etc. relating to placing deposits, loan advancement and note discounting offered by major domestic commercial banks including but not limited to The Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank Corporation, and compare the same with the interest rate from time to time promulgated by the PBOC and the terms and interest rate(s) offered by Huaneng Finance before entering into of the relevant transaction with Huaneng Finance. The mechanism allows the Company to obtain the most favourable terms relating to placing deposits, loan advancement and note discounting, so as to maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company;

•	the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds;

•
the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; also, the independent non-executive Directors and the Company’s auditors will review annually the performance of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

The importance and hence the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)
The increase of the cap on the maximum outstanding balance of the deposits (on daily basis) is to meet the business development of the Company. At the same time, as most of the tariffs payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the outstanding balances of the deposits (on daily basis). If the maximum outstanding balance of the deposits (on daily basis) was not adjusted, the Company would need to

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spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to a level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)
Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be remitted to and deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help systemically manage the capital utilization. Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks.

(iii)
The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal to or no less favourable than the then prevailing deposit rates offered to the Company by domestic independent third parties for provision of similar services.

(iv)
The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

(2)	Note Discounting Services and Loan Advancement Services

In addition, the Company and its subsidiaries will also use the note discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of note discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). The Company considers that the provision of note discounting and loan advancement services by Huaneng Finance will be conducive to increase the operation efficiency in the use of funds by the Company. In respect of the loan services, none of them will require any security on the part of the Company. Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide the note discounting and loan advancement services on normal commercial terms and on terms which are no less favourable than those available from independent third parties. The interest rate on loan advancement service to be offered by Huaneng Finance to the Company and its subsidiaries will primarily be based on the benchmark interest down within the range from 5% to 10% offered by PBOC for the contemporary period, whilst the prices of the note discounting will be no less favourable than those offered by other major domestic commercial banks. The Company estimates that the total transaction amount relating to the note discounting services provided by Huaneng Finance for each of 2020, 2021 and 2022 will be RMB1 billion while the maximum loan outstanding balance (on daily basis) for each of 2020, 2021 and 2022 will be RMB16 billion (or its equivalent). The estimates on the amounts of note discounting and loans from 2020 to 2022 are based on the historical note discounting and loans of the

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Company and its subsidiaries with Huaneng Finance for 2017, 2018 and the period from 1 January 2019 to 30 September 2019 and the scale expansion and business development needs of the Company and its subsidiaries from 2020 to 2022.

Pricing Policies and Control Measures

Deposits, note discounting and loans are a part of the daily operation of the Company and its subsidiaries, while the commercial terms offered by Huaneng Finance in respect of such transactions to the Company and its subsidiaries are no less favourable than those terms offered by most domestic commercial banks in respect of similar transactions. In the meantime, the Company believes that the safety risk of deposit at Huaneng Finance may be controlled effectively based on the following considerations: (1) as a non-bank financial institution supervised by Beijing Regulatory Authority of the CBRC, Huaneng Finance insists on conducting business in accordance with the law during the course of its daily operation, and has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism during the course of its development, which is in compliance with the regulatory requirements of CBRC in relation to risk control ratios; (2) as the Company holds 20% equity interest in Huaneng Finance, its own interests may be safeguarded by facilitating the regular operation of the shareholders’ meeting, the board of directors and the Risk Control Committee of Huaneng Finance through the lawful exercise of shareholders’ rights. In addition, Huaneng Finance is more efficient than most domestic commercial banks providing similar services for the Company and its subsidiaries in terms of providing note discounting and loan services, which is mainly reflected in the shorter duration to process such transactions. Therefore, the Company believes that it is beneficial to improving the operating efficiency of funds for the Company and its subsidiaries if the note discounting and loan services are provided by Huaneng Finance.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, they constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

With respect to the note discounting and loan advancement, given that the note discounting services and loan advancement services provided by Huaneng Finance are for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security is granted over the assets of the Company in respect of such services, the transactions for note discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

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5.	TIANCHENG LEASING FRAMEWORK AGREEMENT

Background

On 5 December 2016, the Company entered into the leasing framework agreement (“2017-2019 Tiancheng Leasing Framework Agreement”), effective for a term commencing on 1 January 2017 and expiring on 31 December 2019.

On 1 November 2019, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Finance for the purpose of governing the conduct of continuing connected transactions between the Company and Tiancheng Leasing from 2020 to 2022. Tiancheng Leasing Framework Agreement shall be effective from 1 January 2020 to 31 December 2022.

Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes direct lease and sale-and-leaseback. In conducting finance lease with the Company and its subsidiaries, Tiancheng Leasing shall offer terms in respect of such transactions to the Company and its subsidiaries that are normal commercial terms which shall in any event be no less favourable than those terms can be obtained by the Company and its subsidiaries from independent third parties. Tiancheng Leasing shall provide finance lease services to the Company and its subsidiaries based on those terms. The Company and its subsidiaries shall pay the lease interest to Tiancheng Leasing following the pricing principles as set out in the framework agreement, by separate agreement(s) in writing executed by the parties with respect to finance lease and applicable laws.

Direct Lease(s) and Sales and Leaseback

The finance lease services provided by Tiancheng Leasing include the direct lease (the “Direct Lease(s)”) and sale-and-leaseback (the “Sales and Leaseback”). They are all classified as finance leases and normally possess similar attributes as follows:

(i)
In relation to Direct Lease, the lessor (being Tiancheng Lease), based on the choice of the lessee (being the Company or its subsidiaries), acquires the leased property for the direct purpose of leasing it out to the lessee. The lessor owns the title to the leased property. The lessee, pursuant to the relevant agreement(s), shall pay the rent (inclusive of interest) to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property. In relation to Sales and Leaseback, the lessor (being Tiancheng Leasing), based on the choice of the lessee (being the Company or its subsidiaries), acquires from the lessee the leased property and then leases it back to the lessee. The lessee, pursuant to the relevant agreement(s), shall pay the rent and interests to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property;

(ii)
The amount of the lease rent will be determined by reference to the total purchase price of the relevant equipment and the interest agreed by the parties. The interest rate shall be based upon the term loan benchmark rate published by the PBOC from time to time and negotiated and agreed by the parties on arm’s length basis taking into account the market conditions, and shall be no less favourable than those offered to the Company by domestic independent third parties

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for the provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written agreements. The lease interest rate will be decided at the commencement of each finance lease executed pursuant to the Tiancheng Leasing Framework Agreement. In the event the PBOC adjusts the annual benchmark rate for RMB-denominated term loans during the term of relevant finance lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties;

(iii)
As to each financial leasing transaction, the Company and Tiancheng Leasing shall enter into separate financial lease(s) pursuant to the terms of the Tiancheng Leasing Framework Agreement so as to give effect to the same;

(iv)
During the lease term, the title of the leased equipment shall remain vested in Tiancheng Leasing whilst the Company enjoys the usage right of such equipment. Upon the expiry of the lease term, subject to the Company’s fulfilment of its obligations under the relevant finance lease(s) and at the Company’s option, the title of such leased equipment will be transferred to the Company at a nominal consideration; and

(v)
The lease term will be determined by, amongst others, the useful life of the relevant leased equipment, the financial needs of the Company and the funding availability of Tiancheng Leasing, which in general should not exceed the useful life of such leased equipment. The lease term of relevant financial lease(s) may exceed three years.

Implication of IFRS 16 (Leases) on the finance leasing arrangement between the Company and Tiancheng Leasing

The Company adopted, among others, IFRS 16 (Leases) in its consolidated statement of financial position in connection with leases and finance leases with effect from the beginning of its accounting period on 1 January 2019.

Pursuant to the IFRS 16 (Leases), the Company recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

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Accordingly, under IFRS 16 (Leases), the Company will recognise the underlying leased assets of relevant Direct Lease(s) representing its right to use the leased assets which the Company is reasonably certain to obtain ownership of the leased assets at the end of the leased term, subject to the specific lease terms and conditions to be set out in each of the lease agreement. In relation to the Sales and Leaseback, the relevant transactions will be accounted for as a finance leasing arrangement between the Company and Tiancheng Leasing.

Historical annual caps and proposed caps

Under the 2017 to 2019 Tiancheng Leasing Framework Agreement, with respect to the transaction amount between the Company and its subsidiaries and Tiancheng Leasing, it is estimated that the maximum daily balances of the lease principal (“Lease Principal”) for 2017 would be RMB11 billion and the lease interest and handling fees, if any (collectively, “Lease Interest”) for 2017 would be capped at RMB600 million; the maximum daily balances of the Lease Principal for 2018 would be RMB12 billion and the Lease Interest for 2018 would be capped at RMB800 million; and the maximum daily balances of the Lease Principal for 2019 will be RMB15 billion and the Lease Interest for 2019 would be capped at RMB1 billion.

For the years ended 2017 and 2018, and the period from 1 January 2019 to 30 September 2019, the maximum daily balances of the Lease Principal between the Company and its subsidiaries and Tiancheng Leasing was RMB5.11 billion (audited), RMB4.267 billion (audited) and RMB2.15 billion (unaudited), respectively, and the Lease Interest was RMB210 million (audited), RMB145 million (audited) and RMB31 million (unaudited), respectively.

Under the Tiancheng Leasing Framework Agreement, with respect to the transaction amount between the Company and its subsidiaries and Tiancheng Leasing for the period from 2020 to 2022, it is estimated that the Lease Principal (the maximum daily balances of the Lease Principal each year) will be RMB10 billion and the Lease Interest will be capped at RMB490 million. However, for purposes of the Hong Kong Listing Rules, the Direct Lease(s) involve(s) “acquisition” while the Sales and Leaseback constitute “disposal”. The Company therefore proposes to set (i) the transaction amount contemplated under the Direct Leases category of the Tiancheng Leasing Framework Agreement between the Company and its subsidiaries and Tiancheng Leasing for the period from 2020 to 2022 at RMB8 billion each year (the “Annual Caps for Direct Lease(s)”); and (ii) the transaction amount contemplated under the Sales and Leaseback category of the Tiancheng Leasing Framework Agreement between the Company and its subsidiaries and Tiancheng Leasing for the period from 2020 to 2022 at RMB2 billion each year (the “Annual Caps for Sales and Leaseback”).

Basis of determining the proposed caps

The estimates on the Annual Caps for Direct Lease(s) and the Annual Caps for Sales and Leaseback are based on the investment demand of the Company in power field represented by new energy resources, the investment, in the case of Direct Lease(s), the value of the right of use assets as to be recognised by the Company and, in the case of the Sales and Leaseback, the approximate amounts of the assets subject to finance leasing arrangement and financing demands in such technological transformation field in the following years.

Investment/development focus will primarily be on the following areas:

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(i)	Clean energy

The Company plans to accelerate the building of a large-scale integrated wind/photovoltaic/ coal and power distribution clean energy base as well as investment in offshore wind power base, and to develop wind and photovoltaic power projects with positive investment return and qualified consumption conditions in grid parity area.

In the recent first round of grid parity project applications organised by the National Energy Administration, the Company has successfully applied for 550 MW projects, including a photovoltaic project in Shandong and a wind power project in Jilin. The expected capital expenditure for wind and photovoltaic power in the next two years is RMB24 billion in 2020 and RMB20 billion in 2021.

(ii)	Energy conservation and emission reduction

The Company plans to invest RMB2.3 billion in flue gas, coal field, ash field and waste water related pollution treatments. The Company has adopted advanced turbine flow path technology to implement the turbine flow path retrofitting of Luohuang Power Plant and Yangliuqing Co- generation Power Plant. The Company has started research on the technology for flexible peak adjustment of thermal power plant and promoting the “low-pressure cylinder zero output” retrofit of its power plants such as Yangliuqing, Dalian, Pingliang, Changchun and Daqing. Yingkou Power Plant operates both “turbine cutting” and bypass heating.

(iii)	Heating supply reform

The Company has completed a 197-meter long heating pipeline project from Shang’an Power Plant to Luquan city, and completed the retrofit of high back pressure heating supply for our power plants such as Dalian, Huangtai, Yantai and Linyi. It will continue to develop within the heating market. Chaohu, Yuhuan, Anyuan, Haimen, Shantou and some other power plants have initiated the work to supply steam and in the near future.

The Lease Interest will be determined by the parties after arm’s length negotiations, taking into account the market conditions and referring to the benchmark lending rates (Note 1) for term loans promulgated by PBOC from time to time, and will be no less favourable than the terms offered to the Company by domestic independent third parties for provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to, among others, the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written financial lease(s) (Note 2).

Note 1:	The interest rates for RMB-denominated term loans published by PBOC as of the Latest Practicable Date are set out below for information only:

(a)	4.35% for loans with a term of not more than one year (inclusive of one year);

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(b)	4.75% for loans with a term of more than one year but not more than five years (inclusive of five years); and

(c)	4.90% for loans with a term of over five years.

Note 2:
There is currently no available rate published by PBOC in this respect and in the event that PBOC publishes any such rate in the future during the term of the separate written financial lease(s) under the Tiancheng Leasing Framework Agreement, Tiancheng Leasing and the Company and its subsidiaries will determine the handling fee by reference to such rate, which will be given priority over the rates adopted by other domestic major financial institutions.

The rate of the Lease Interest will be determined at the commencement of each financial lease under the Tiancheng Leasing Framework Agreement. In the event that PBOC adjusts the annual benchmark lending rate for RMB-denominated term loans during the term of the relevant financial lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties.

Reasons for and benefits of entering into the Tiancheng Leasing Framework Agreement

Launching routine connected transactions of finance lease will help the Company to broaden its financing channels, raise low-cost funds and control financing risks and financing costs, thus facilitating the business development and smooth operations of the Company. Under the current circumstances, finance leases, in particular Direct Lease(s), will help reduce the cash costs of purchasing necessary equipment for the Company and its subsidiaries, thereby increasing financial resources for other business development activities.

The processing time for approval of one-off connected transactions is relatively long and it is difficult to meet the needs of commencing direct lease business. After replacing the business tax with value-added tax, the financial leasing form of Tiancheng Leasing is changed from sale and leaseback to direct lease. The direct lease business will be launched at the time of procurement of new equipment for the main businesses, so payments should be made at a pace matching with the relevant provisions of the main business equipment procurement contracts, so that services will be more flexible and convenient. On the other hand, flexible and convenient services have relatively high requirements on business examination and approval effectiveness. Tiancheng Leasing is required to maintain a smooth channel for connected transactions with the Company, such that its launch of the relevant products could be tuned with the exact timing for financing as required by the Company and its subsidiaries.

Tiancheng Leasing relies on the strong industry background of Huaneng Group, and is a professional leasing company specialising in renewables and environmental protection. The terms offered to the Company and its subsidiaries by Tiancheng Leasing are offered on normal commercial terms and are not less favourable than those which the Company and its subsidiaries may obtain from independent third parties. As a member within Huaneng Group, Tiancheng Leasing can design a better financial leasing plan according to the requirements of the project units of the Company and adopt a more flexible repayment method, thus achieving a better match between rental payments and the operating cash flows of the project. The Company is a shareholder of Tiancheng Leasing, and the income generated by the sound operations of Tiancheng Leasing will bring substantial dividends to the shareholders.

LETTER FROM THE BOARD

Entering into the Tiancheng Leasing Framework Agreement will help the Company to broaden its financing channels and raise relatively low-cost funds. It enables the Company to control financing risks and financing costs at times when the size of bank loans is still tightened up, and will facilitate the smooth development and operation of the Company’s business.

Pricing Policies and Control Measures

The Directors and senior management of the Company will monitor closely and review regularly the financial leasing transactions contemplated under the Tiancheng Leasing Framework Agreement. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the financial leasing transactions, the independence of the Company; the fairness of the amount of each financial lease(s); the fairness of the terms of the transactions; and the right of choice of the Company to obtain financial lease services from independent third parties other than Tiancheng Leasing.

The control measures to be taken by the Company include:

(i)	each financial leasing transaction under the Tiancheng Leasing Framework Agreement is conducted on a non-exclusive basis;

(ii)
before considering conducting finance leasing transactions, the Company will obtain terms and rate(s) of interests etc. relating to financial leasing transactions from major financial leasing companies (who are independent of the Company and the connected persons of the Company) within the PRC, and compare the same with the benchmark lending rate(s) for term loans promulgated by PBOC from time to time in order to allow the Company to obtain the most favourable terms relating to financial leasing transactions, to maximise the Company’s overall interests in the transactions, and to reduce the transaction costs and time of the Company;

(iii)
in respect of the financial lease(s) involving equipment newly acquired by Tiancheng Leasing, the transaction amount will be determined based on the total purchase cost of the relevant equipment as approved by the Company. The approval procedures usually include the Company obtaining quotations from more than one supplier who are independent of the Company and the connected persons of the Company for providing similar equipment on comparable terms;

(iv)
although for purposes of the Hong Kong Listing Rules, the Annual Caps for Direct Lease(s) and the Annual Caps for Sales and Leaseback are set at RMB8 billion and RMB2 billion for each of the three years ending 31 December 2022, the Company will strictly adhere to the prudent financing strategies and control the amount of the finance leasing arrangements between the Company and its subsidiaries and Tiancheng Leasing will not exceed the maximum daily balances of the Lease Principal of RMB10 billion in any year from 2020 to 2022; and

(v)
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring during the performance of the financial leasing transactions. In addition to the annual review of the performance of

LETTER FROM THE BOARD

agreements by the independent non-executive Directors and the Company’s auditors, the independent non-executive Directors will also review and confirm whether the Company’s financial leasing transactions with Tiancheng Leasing are fair, whether the amount and interest rate are reasonable and whether they are in the interests of the Shareholders as a whole. The Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

Entering into the Tiancheng Leasing Framework Agreement will help the Company to broaden its financing channels and raise relatively low-cost funds. It enables the Company to control financing risks and financing costs at times when the size of bank loans is still tightened up, and will facilitate the smooth development and operation of the Company’s business.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the transaction scale of the Direct Leases(s) with Tiancheng Leasing contemplated under the Tiancheng Leasing Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transaction constitutes a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval under the Hong Kong Listing Rules.

As none of the applicable percentage ratios relating to the transaction scale of the Sales and Leaseback with Tiancheng Leasing contemplated under the Tiancheng Leasing Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transaction constitutes a notifiable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from the Independent Shareholders’ approval under the Hong Kong Listing Rules.

6.	BOARD’S CONFIRMATION

The Board has considered and approved the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement and the transactions and estimates of relevant caps of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Shu Yinbiao, Huang Jian and Wang Yongxiang, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolutions relating to the execution of such agreements. The resolution was voted by Directors who are not connected to the transactions.

LETTER FROM THE BOARD

7.	THE EGM

Under the Hong Kong Listing Rules, the conduct of purchase of fuel and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the Direct Lease(s) transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The Company will convene an extraordinary general meeting on 17 December 2019 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the Direct Lease transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)). Huaneng Group and its associates (holding an aggregate of 7,154,980,866 ordinary shares in the Company, representing approximately 45.58% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the transaction (including deposit transaction with the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the Direct Lease transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

8.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 40 to 41 of this circular, and which contains their recommendation in respect of (i) the transaction relating to the purchase of fuel and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)).

LETTER FROM THE BOARD

The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders on (i) the fairness and reasonableness of the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, and whether the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole; (ii) the fairness and reasonableness of the terms of the deposit transaction under the Huaneng Finance Framework Agreement and whether the Direct Lease transactions as contemplated thereby are in the interests of the Company and its Shareholders as a whole; and (iii) the fairness and reasonableness of the Direct Lease transactions under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s) and whether the transactions are in the interests of the Company and its Shareholders as a whole is set out on pages 42 to 49 of this circular.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that (i) the transactions relating to the purchase of fuel and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) are fair and reasonable so far as the Independent Shareholders are concerned and that all such transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolutions to approve (i) the transactions relating to the purchase of fuel and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and (iii) the Direct Lease transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)).

The Directors consider that the ordinary resolutions in relation to (i) the proposed continuing connected transactions (including the respective caps) contemplated under the Huaneng Group Framework Agreement; (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement; and (iii) the Direct Lease(s) and Sales and Leasebtack transactions contemplated under the Tiancheng Leasing Framework Agreement (including the respective proposed annual caps) between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and its associates are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolutions to be proposed at the EGM as set out in the Notice of the EGM.

9.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
Huaneng Building
6 Fuxingmennei Street
Xicheng District Beijing 100031
The People’s Republic of China

2 December 2019

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS
CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc. (the “Company”), are advising the Independent Shareholders in connection with (i) the transaction relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease(s) transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 2 December 2019, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, (i) the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease(s) transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) constitute connected transactions to the Company. Accordingly, the conduct of (i) the transaction relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, (ii) the deposit transaction contemplated under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease(s) transactions contemplated under the Tiancheng Leasing Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Gram Capital set out on pages 42 to 59 of the Circular. We have discussed the letter and the opinion contained therein with Gram Capital.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Gram Capital, as stated in its aforementioned letter, we consider the (i) transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease(s) transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that (i) the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease(s) transactions contemplated under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)) are:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties); and

(3)	on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolutions in the Notice of the EGM to be proposed at the EGM to be held on 17 December 2019 and thereby approve (i) the transactions relating to the purchase of fuel and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) under the Huaneng Finance Framework Agreement, and (iii) the Direct Lease(s) transactions under the Tiancheng Leasing Framework Agreement (including the Annual Caps for Direct Lease(s)).

Yours faithfully,
Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi
Independent Non-Executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the CCTs for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong 2 December 2019

To:	The independent board committee and the independent shareholders of Huaneng Power International, Inc.

Dear Sirs,

DISCLOSEABLE TRANSACTIONS AND
CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the purchase of fuel and transportation services under the Huaneng Group Framework Agreement (the “Purchase Transactions”), the deposit transactions under the Huaneng Finance Framework Agreement (the “Deposit Transactions”) and the Direct Lease under the Tiancheng Leasing Framework Agreement, details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 2 December 2019 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Company entered into the 2019 Huaneng Group Framework Agreement on 11 December 2018 for the purpose of governing the conduct of certain continuing connected transactions (including the Purchase Transactions) between the Company and Huaneng Group (and its subsidiaries and associates) in 2019. The 2019 Huaneng Group Framework Agreement will expire on 31 December 2019. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 1 November 2019 for a term commencing on 1 January 2020 and expiring on 31 December 2020.

The Company entered into the 2017-2019 Huaneng Finance Framework Agreement with Huaneng Finance on 5 December 2016 for the purpose of governing the conduct of the continuing connected transactions (including the Deposit Transactions) between the Company and Huaneng Finance from 2017 to 2019. Such framework agreement will expire on 31 December 2019. In order to continue the relevant transactions, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance on 1 November 2019 for a term commencing on 1 January 2020 and expiring on 31 December 2022.

LETTER FROM GRAM CAPITAL

The Company entered into the 2017-2019 Tiancheng Leasing Framework Agreement with Tiancheng Leasing on 5 December 2016 for the purpose of governing the conduct of the continuing connected transactions (including the Direct Lease) between the Company and Tiancheng Leasing from 2017 to 2019. Such framework agreement will expire on 31 December 2019. In order to continue the relevant transactions, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Leasing on 1 November 2019 for a term commencing on 1 January 2020 and expiring on 31 December 2022.

With reference to the Board Letter, the Purchase Transactions, the Deposit Transactions and the Direct Lease (all together, the “CCTs”) constitute continuing connected transactions of the Company and are subject to annual reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules. In addition, the Deposit Transactions and Direct Lease also constitute discloseable transactions of the Company.

The Independent Board Committee comprising Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the CCTs and their proposed annual caps are fair and reasonable and on normal commercial terms; and (ii) whether the CCTs and their proposed annual caps are conducted in the ordinary and usual course of business of the Company and in the interests of the Company and its Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolutions to approve the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreementat (all together, the “Framework Agreements”) and the CCTs at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the CCTs. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiry, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material

LETTER FROM GRAM CAPITAL

respects and not misleading or deceptive, and there are no other matters omitted which would make any statement therein or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Huaneng Group, Huaneng Finance and Tiancheng Leasing or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the CCTs. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of those information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the CCTs, we have taken into consideration the following principal factors and reasons:

1.	Background of and reasons for the CCTs

Business overview of the Group

With reference to the Board Letter, the Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in the PRC nationwide. It is one of the largest listed power producers in the PRC, with a controlled generation capacity of 106,169 MW and equity- based generation capacity of 93,766 MW.

LETTER FROM GRAM CAPITAL

Set out below are the financial information of the Group for the two years ended 31 December 2018 and the six months ended 30 June 2019 (with comparative figures) as extracted from the Company’s annual report for the year ended 31 December 2018 (the “2018 Annual Report”) and interim report for the six months ended 30 June 2019 (the “2019 Interim Report”), respectively:

	For the year ended 31 December	For the year ended 31 December	Change from
	2018	2017	2017 to 2018
	(audited)	(audited)
	RMB’000	RMB’000%

Operating revenue	169,550,624	152,459,444	11.21
– Sales of power and heat	166,306,671	148,925,442	11.67
– Sales of coal and raw material	863,776	1,143,299	(24.45)
– Port service	144,998	232,360	(37.60)
– Transportation service	53,357	73,830	(27.73)
– Others	2,181,822	2,084,513	4.67
Profit from operations	10,114,265	9,183,390	10.14
Net profit attributable to equity holders of the Company	734,435	1,579,836	(53.51)

	For the six months ended	For the six months ended	Change from
	30 June 2019	30 June 2018	2018 to 2019
	(unaudited)	(unaudited)
	RMB’000	RMB’000%

Operating revenue	83,603,381	82,404,919	1.45
– Sales of power and heat	79,285,800	80,784,377	(1.86)
– Sales of coal and raw material	896,057	523,659	71.11
– Port service	92,051	64,535	42.64
– Transportation service	71,177	23,998	196.60
– Others	3,258,296	1,008,350	223.13
Profit from operations	10,476,450	7,711,234	35.86
Net profit attributable to equity holders of the Company	3,441,565	1,731,372	98.78

LETTER FROM GRAM CAPITAL

	As at 30 June 2019	As at 31 December 2018	As at 31 December 2017
	RMB’000	RMB’000	RMB’000
	(unaudited)	(audited)	(audited)

Bank balances and cash	13,721,543	15,832,788	9,364,823
Accounts receivables	28,061,785	29,278,938	25,447,595
Net assets	119,100,680	116,121,670	107,614,604

As depicted from the table above, the Group’s operating revenue for the year ended 31 December 2018 (“FY2018”) amounted to approximately RMB169.55 billion, representing an increase of approximately 11.21% as compared to that for the year ended 31 December 2017 (“FY2017”). Despite the aforesaid increase in the Group’s operating revenue, the net profit attributable to the equity holders of the Company for FY2018 was approximately RMB734.44 million, representing a decrease of 53.51% as compared to that for FY2017. With reference to the 2018 Annual report and as confirmed by the Directors, such decrease in the net profit attributable to the equity holders of the Company was mainly due to (i) decrease in profit attributable to equity holders of the Company from its domestic operations as a result of rising fuel prices, increased financial costs and reduced investment income; and (ii) increase in loss attributable to equity holders of the Company from its operations in Singapore as a result of fuel oil disposal losses and impairment provision of fuel oil.

For the six months ended 30 June 2019, there was a slight improvement in the Group’s operating profit as compared to that for the six months ended 30 June 2018. The net profit attributable to the equity holders of the Company for the six months ended 30 June 2019 increased substantially by approximately 98.78% as compared to that for the six months ended 30 June 2018. With reference to the 2019 Interim Report and as confirmed by the Directors, such increase was mainly due to increase in the Group’s profit from operations led by fuel costs reduction.

As at 30 June 2019, the Group had bank balances and cash of approximately RMB13.72 billion and accounts receivables of approximately RMB28.06 billion.

With reference to the 2019 Interim Report, the Company will continue to strengthen production safety, focus on energy conservation and emission reduction, promote the development in low-carbon clean energy, enhance quality and efficiency, initiatively adapt to the power industry reform, proactively increase market share, strive to reduce fuel cost, optimise debt structure and constantly improve business performance so as to consistently provide long-term, sustainable and increasing returns for the shareholders of the Company.

LETTER FROM GRAM CAPITAL

Information on Huaneng Group, Huaneng Finance and Tiancheng Leasing

With reference to the Board Letter, Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

With reference to the Board Letter, Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction monies, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.39% equity interest in the Company.

With reference to the Board Letter, Tiancheng Leasing is a company incorporated in the PRC, and its principal business is finance lease. Currently, Tiancheng Leasing has six shareholders. Apart from the 20% equity interest which held by the Company, the remaining 80% equity interests of Tiancheng Leasing is held by the five controlling subsidiaries of Huaneng Group.

Huaneng Group, Huaneng Finance and Tiancheng Leasing are connected persons of the Company.

Reasons for and benefits of the CCTs

Purchase Transactions

With reference to the Board Letter and as advised by the Directors, the Company’s main fuel for power generation is coal. The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. Detailed reasons for and benefits of the Purchase Transactions are set out under the sub-section headed “3. HUANENG GROUP FRAMEWORK AGREEMENT – (2) Purchase of fuel and transportation services” of the Board Letter.

LETTER FROM GRAM CAPITAL

Deposit Transactions

With reference to the Board Letter, the Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. The importance and hence the necessity of the Deposit Transactions set out under the sub-section headed “4. HUANENG FINANCE FRAMEWORK AGREEMENT – (1) Cash Deposits” of the Board Letter, including (i) Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance and Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks; (ii) The deposit interest rates to be offered by Huaneng Finance will be at least equal to or no less favourable than the then prevailing deposit rates offered to the Company by domestic independent third parties for provision of similar services; and (iii) The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

Direct Lease

With reference to the Board Letter, launching routine connected transactions of finance lease will help the Company to broaden its financing channels, raise low-cost funds and control financing risks and financing costs, thus facilitating the business development and smooth operations of the Company. Under the current circumstances, finance leases, in particular Direct Lease(s), will help reduce the cash costs of purchasing necessary equipment for the Company and its subsidiaries, thereby increasing financial resources for other business development activities. Detailed reasons for and benefits of the Direct Lease are set out under the section headed “Reasons for and benefits of entering into the Tiancheng Leasing Framework Agreement” of the Board Letter.

Having considered (i) that the CCTs are required for the Group’s business operation; and (ii) the reasons for and benefits of the CCTs as set out above, we concur with the Directors’ view that the CCTs are in the interests of the Company and the Shareholders as a whole and are conducted under the ordinary and usual course of business of the Group.

2.	Principal terms of the CCTs

The Purchase Transactions under the Huaneng Group Framework Agreement

Date of agreement

1 November 2019

Term

From 1 January 2020 to 31 December 2020

LETTER FROM GRAM CAPITAL

Subject matter

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pricing policy

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

For our due diligence purpose, we obtained certain invoices for the purchase of coal and coal transportation services between (i) the Group and independent third parties; and (ii) the Group and Huaneng Group and its subsidiaries and associates. We noted from the aforesaid documents that the prices of coal and coal transportation service fees offered by Huaneng Group and its subsidiaries and associates were lower than those offered by independent third parties to the Company.

With reference to the 2018 Annual Report and as confirmed by the Directors, the independent non-executive Directors have reviewed, amongst others, the CCTs (including the Purchase Transactions) for FY2018 and confirmed that the transactions (i) had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business; (ii) had been entered into on normal commercial terms or better; and (iii) had been entered into according to the agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole (the “INED Confirmation”).

With reference to the 2018 Annual Report and as confirmed by the Directors, pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company engaged its external auditor to report on, amongst others, the CCTs (including the Purchase Transactions) for FY2018 in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The Company’s external auditor made a

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confirmation statement on the issues mentioned in Rule 14A.56 of the Hong Kong Listing Rules and issued an unqualified letter containing their findings and conclusions in respect of, amongst others, the CCTs (including the Purchase Transactions).

With reference to the Board Letter, Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements (the “HN Framework Measures”), and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. Details of the HN Framework Measures is set out under the section headed “Measures to safeguard the interest of the Independent Shareholders” of the Board Letter. We consider that the effective implementation of the HN Framework Measures can help to ensure fair pricing of the Purchase Transactions.

Annual caps of the Purchase Transactions (the “Purchase Cap(s)”)

Set out below are (i) the existing Purchase Caps for the two years ending 31 December 2019; (ii) the historical amounts of the Purchase Transactions for the year ended 31 December 2018 and nine months ended 30 September 2019; and (iii) the proposed Purchase Cap for the year ending 31 December 2020 as extracted from the Board Letter and provided by the Company:

	For the year ended 31 December 2018	For the year ending 31 December 2019
	RMB’000	RMB’000

Existing annual caps	35,900,000	48,900,000
Historical amounts	27,448,000	25,688,000
		(Note)

Utilisation rate (%)	76	Not determined yet

		For the year ending 31 December 2020
		RMB’000

Purchase Cap		49,900,000

Note:  For the nine months ended 30 September 2019.

With reference to the Board Letter, the Purchase Cap for the year ending 31 December 2020 was set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of coal and transportation by Huaneng Group and its subsidiaries and

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associates. The estimated transaction amount for 2020 is based on the increase derives primarily from the Platform Company which was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the competitive advantage of the free trade zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intragroup of Huaneng Group with competitive prices.

For FY2018, the Purchase Cap utilisation rate was approximately 76%. For the nine months ended 30 September 2019, the Purchase Transactions amounted to approximately RMB25.69 billion (Purchase Cap for the year: RMB48.90 billion). The difference between the estimated transaction amount and the actual transaction amount (i.e. the Purchase Cap for the year ending 31 December 2019) was primarily due to the adjustments to the transactions made by the Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

To assess the fairness and reasonableness of the Purchase Cap for the year ending 31 December 2020, we obtained the calculation for the Purchase Cap (the “Purchase Cap Calculation”). We noted that the Purchase Cap Calculation was formulated by the estimated demand of the Company’s individual subsidiaries, based on the historical amount of Purchase Transactions conducted by them and their future expectation.

Under the Purchase Cap Calculation, the Company expects the Purchase Transactions amount for the year ending 31 December 2019 to be approximately RMB37.20 billion, representing approximately 76% of the Purchase Cap for the year ending 31 December 2019.

Having also taken into account that the possible increase in the Purchase Transactions due to the establishment of the Platform Company in 2018 for the purpose of enjoying more competitive purchase prices, we consider that it is reasonable for the Group to set the Purchase Cap for the year ending 31 December 2020 at a level slightly higher (approximately 2%) than the Purchase Cap for the year ending 31 December 2019.

Shareholders should note that as the Purchase Caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2020, and they do not represent forecasts of cost to be incurred from the Purchase Transactions. Consequently, we express no opinion as to how closely the actual deposit amount to be incurred from the Purchase Transactions will correspond with the Purchase Caps.

In light of the above, we consider that the terms of the Purchase Transactions (including the Purchase Cap) are on normal commercial terms and are fair and reasonable.

LETTER FROM GRAM CAPITAL

The Deposit Transactions under the Huaneng Finance Framework Agreement

Date of agreement

1 November 2019

Term

From 1 January 2020 to 31 December 2022

Subject matter

Pursuant to the Huaneng Finance Framework Agreement, the Company and its subsidiaries will conduct transactions (including the Deposit Transactions) with Huaneng Finance on an on-going basis. The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC.

Pricing policy

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

For our due diligence purpose, we obtained certain deposit records regarding (i) deposit placed by the Group with Huaneng Finance; and (ii) deposit placed by the Group with independent third parties. We noted from the aforesaid documents that the interest rates of the Group’s deposits placed with Huaneng Finance were not lower than the interest rates of the Group’s deposits placed with independent third parties.

With reference to the 2018 Annual Report and as confirmed by the Directors, the independent non-executive Directors have reviewed, amongst others, the CCTs (including the Deposit Transactions) for FY2018 and provide the INED Confirmation.

With reference to the 2018 Annual Report and as confirmed by the Directors, pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company engaged its external auditor to report on, amongst others, the CCTs (including the Deposit Transactions) for FY2018. The Company’s external auditor made a confirmation statement on the issues mentioned in Rule 14A.56 of the Hong Kong Listing Rules and issued an unqualified letter containing their findings and conclusions in respect of, amongst others, the CCTs (including the Deposit Transactions).

With reference to the Board Letter, the Directors and senior management of the Company will monitor closely and review regularly the Deposit Transactions. The Company will adopt a series of risk management arrangements (the “Deposit Measures”), and endeavour to maintain, in relation to the Deposit Transactions, the independence of the Company; the fairness of the amount of deposits;

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the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance. Details of the Deposit Measures is set out under the sub-section headed “4. HUANENG FINANCE FRAMEWORK AGREEMENT – (1) Cash Deposits” of the Board Letter. We consider that the effective implementation of the Deposit Measures can help to ensure fair determination of interest rate of the Deposit Transactions.

Annual caps of the Deposit Transactions (the “Deposit Cap(s)”)

The historical figures of the Deposit Transactions and existing Deposit Caps for the three years ending 31 December 2019 are set out as follows:

	For the year ended 31 December	For the year ended 31 December	For the year ending 31 December
	2017 RMB’000	2018 RMB’000	2019 RMB’000
Maximum outstanding daily balance of deposits placed with Huaneng	12,958,000	12,999,000	12,996,000
Finance by the Group			(Note)
Historical annual caps for the outstanding daily balances of the deposits to be placed with Huaneng Finance by the Group	13,000,000	13,000,000	13,000,000
Utilisation rate (%)	99.68	99.99	Not determined yet

Note:  Historical figure for the nine months ended 30 September 2019.

The proposed annual caps of the Deposit Services are set out as follows:

	For the year ending 31 December	For the year ending 31 December	For the year ending 31 December
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Maximum outstanding daily balances of the deposits to be placed with Huaneng Finance by the Group	14,000,000	14,000,000	14,000,000

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, the Company estimates that during the period from 2020 to 2022, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB14 billion (or its equivalent). The estimates on the relevant deposit amounts from 2020 to 2022 are based on the following considerations: (1) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company; (2) the Company has become a shareholder and held a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company.

As depicted from the table above, the outstanding daily balance of deposits placed with Huaneng Finance by the Group for the two years ended 31 December 2018 and the nine months ended 30 September 2019 was very close to the Deposit Caps for the three years ending 31 December 2019.

Having also taken into account the Group had bank balances and cash of approximately RMB13.72 billion and accounts receivables of approximately RMB28.06 billion (the Group may place the payment of accounts receivables as deposit) as at 30 June 2019, we consider that it is reasonable for the Company to set the Deposit Caps for the three years ending 31 December 2022 at a level of approximately 8% higher than the Deposit Caps for the three years ending 31 December 2019.

Shareholders should note that as the Deposit Caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2022, and they do not represent forecasts of deposit amount to be incurred from the Deposit Transactions. Consequently, we express no opinion as to how closely the actual deposit amount to be incurred from the Deposit Transactions will correspond with the Deposit Caps.

In light of the above, we consider that the terms of the Deposit Transactions (including the Deposit Caps) are on normal commercial terms and are fair and reasonable.

The Direct Lease under the Tiancheng Leasing Framework Agreement

Date of agreement

1 November 2019

Term

From 1 January 2020 to 31 December 2022

Subject matter

Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes direct lease and sale-and- leaseback. In relation to Direct Lease, the lessor (being Tiancheng Lease), based on the choice of the lessee (being the Company or its subsidiaries), acquires the leased property for the direct purpose of

LETTER FROM GRAM CAPITAL

leasing it out to the lessee. The lessor owns the title to the leased property. The lessee, pursuant to the relevant agreement(s), shall pay the rent (inclusive of interest) to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property.

Pricing policy

In conducting finance lease with the Company and its subsidiaries, Tiancheng Leasing shall offer terms in respect of such transactions to the Company and its subsidiaries that are normal commercial terms which shall in any event be no less favourable than those terms can be obtained by the Company and its subsidiaries from independent third parties.

The amount of the lease rent will be determined by reference to the total purchase price of the relevant equipment and the interest agreed by the parties. The interest rate shall be based upon the term loan benchmark rate published by the PBOC from time to time and negotiated and agreed by the parties on arm’s length basis taking into account the market conditions, and shall be no less favourable than those offered to the Company by domestic independent third parties for the provision of similar services.

Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written agreements. The lease interest rate will be decided at the commencement of each finance lease executed pursuant to the Tiancheng Leasing Framework Agreement. In the event the PBOC adjusts the annual benchmark rate for RMB-denominated term loans during the term of relevant finance lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties.

For our due diligence purpose, we obtained certain transaction records of the finance lease transactions between (i) the Group and independent third parties; and (ii) the Company and Tiancheng Leasing. We noted from the aforesaid documents that the interest rates offered by Tiancheng Leasing were no less favourable than those offered by independent third parties to the Group and independent third parties to the Group charged handling fee but Tiancheng Leasing did not charge handling fee.

With reference to the 2018 Annual Report and as confirmed by the Directors, the independent non-executive Directors have reviewed, amongst others, the CCTs (including the Direct Lease) for FY2018 and provided the INED Confirmation.

With reference to the 2018 Annual Report and as confirmed by the Directors, pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company engaged its external auditor to report on, amongst others, the CCTs (including the Direct Lease) for FY2018. The Company’s external auditor

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made a confirmation statement on the issues mentioned in Rule 14A.56 of the Hong Kong Listing Rules and issued an unqualified letter containing their findings and conclusions in respect of, amongst others, the CCTs (including the Direct Lease).

With reference to the Board Letter, the Directors and senior management of the Company will monitor closely and review regularly the financial leasing transactions contemplated under the Tiancheng Leasing Framework Agreement. The Company will adopt a series of risk management arrangements (the “TC Leasing Measures”), and endeavour to maintain, in relation to the financial leasing transactions, the independence of the Company; the fairness of the amount of each financial lease(s); the fairness of the terms of the transactions; and the right of choice of the Company to obtain financial lease services from independent third parties other than Tiancheng Leasing. Details of the TC Leasing Measures is set out under the sub-section headed “5. TIANCHENG LEASING FRAMEWORK AGREEMENT – Pricing Policies and Control Measures” of the Board Letter. We consider that the effective implementation of the TC Leasing Measures can help to ensure fair determination of the terms of the Direct Lease (including interest rate and handling fee).

Duration of the Leasing

With reference to the Board Letter, the lease term will be determined by, amongst others, the useful life of the relevant leased equipment, the financial needs of the Company and the funding availability of Tiancheng Leasing, which in general should not exceed the useful life of such leased equipment. The lease term of relevant financial lease(s) may exceed three years.

In assessing the reasons for the duration of the Direct Lease to be longer than three years, we enquired into the Directors and they advised us that:

(i)
by entering into the finance lease(s) with a longer duration, the payment obligation of the costs of the equipment of the Group is allowed to be spread over a longer period, which would reduce the stress to the planning of working capital by the relevant members of the Group; and

(ii)
the lease period of each finance lease service shall be determined with reference to, among other things, the useful life of the relevant leasing equipment, which, as confirmed by the Directors, is ranged from 5 to 30 years, subject to the type of equipment and its utilisation rate.

In considering whether it is normal business practice for agreements of similar nature with the Direct Lease to have a term of such duration, we identified transactions entered into by companies listed on the Hong Kong Stock Exchange involving finance lease with duration of more than three years. In addition, we also reviewed finance lease agreements which are similar in nature to the Direct Lease entered into between the Company and independent third parties with term of over three years.

Taking into account of the above, we confirm that the duration of the Direct Lease which may be longer than three years is required and it is normal business practice for the Direct Lease to be of such duration.

LETTER FROM GRAM CAPITAL

Annual caps of the Direct Lease (the “Direct Lease Cap(s)”)

The historical figures of the lease transactions under the 2017-2019 Tiancheng Leasing Framework Agreement and the existing annual caps for the three years ending 31 December 2019 are set out as follows:

	For the year ended 31 December 2017 RMB’million	For the year ended 31 December 2018 RMB’million	For the year ending 31 December 2019 RMB’million
Lease Principal	5,110	4,267	2,150
			(Note)
Annual cap for Lease Principal	11,000	12,000	15,000
Utilisation rate (%)	46	36	Not determined yet
Lease Interest	210	145	31
Annual cap for Lease Interest	600	800	1,000
Utilisation rate (%)	35	18	Not determined yet

Note: Historical figure for the nine months ended 30 September 2019.

The proposed annual caps of the Direct Lease are set out as follows:

	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
	RMB’million	RMB’million	RMB’million

Lease Principal	8,000	8,000	8,000
Lease Interest	392	392	392

We noted that the Direct Lease Caps for the three years ending 31 December 2022 were determined with reference to the factors set out under the sub-section headed “5. TIANCHENG LEASING FRAMEWORK AGREEMENT – Basis of determining the proposed caps” of the Board Letter.

With reference to the Board Letter, although for purposes of the Hong Kong Listing Rules, the Direct Lease Caps and the Annual Caps for Sales and Leaseback (in respect of Lease Principal) were set at RMB8 billion and RMB2 billion respectively for each of the three years ending 31 December 2022, the Company will strictly adhere to the prudent financing strategies and control the amount of the finance leasing arrangements between the Company and its subsidiaries and Tiancheng Leasing will not exceed the maximum daily balances of the Lease Principal of RMB10 billion in any year from 2020 to 2022.

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For avoidance of doubt, the Directors advised us that the Direct Lease Cap of RMB8 billion for each of the three years ending 31 December 2022 represents the maximum daily balance of the Lease Principal in respect of the Direct Lease. Nevertheless, the Direct Lease Caps were not set to allow the Group to conduct Direct Lease of RMB24 billion in aggregate during the three years ending 31 December 2022.

With reference to the Board Letter, the estimates on the Direct Lease Caps and the Annual Caps for Sales and Leaseback were based on the investment demand of the Company in power field represented by new energy resources, the investment, in the case of Direct Lease, the value of the right of use assets as to be recognised by the Company. Investment/development focus will primarily be on areas including clean energy, energy conservation and emission reduction and heat supply reform. With reference to the Board Letter and as advised by the Directors, the aforesaid investment/ development will involve (i) capital expenditure of RMB24 billion in 2020 and RMB20 billion in 2021 for wind and photovoltaic power; and (ii) invest RMB2.3 billion in flue gas, coal field, ash field and wastewater related pollution treatments.

Should the aforesaid investment/development materialise, the Direct Lease Caps for the three years ending 31 December 2022 are required for the Direct Lease to be conducted for financing such investment development.

As aforementioned, the interest rate of the Direct Lease shall be based upon the term loan benchmark rate published by the PBOC from time to time and negotiated and agreed by the parties on arm’s length basis. We noted that the interest rate for RMB-denominated term loans published by PBOC in October 2015 (being the latest publication) is 4.90% for loans with a term of over five years (the Direct Lease is expected to have term over five years). Accordingly, it is reasonable for the Direct Lease Caps in respect of the Lease Interest for the three years ending 31 December 2022 to be 4.90% of the Direct Lease Caps in respect of the Lease Principal.

In light of the above, we consider the Direct Lease Caps for the three years ending 31 December 2022 to be fair and reasonable.

Shareholders should note that as the Direct Lease Caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2022, and they do not represent forecasts of finance lease amount/financing cost to be incurred from the Direct Lease. Consequently, we express no opinion as to how closely the actual finance lease amount/financing cost to be incurred from the Direct Lease will correspond with the Direct Lease Caps.

Hong Kong Listing Rules implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the maximum values of the CCTs must be restricted by the annual caps for the period concerned under the Framework Agreements; (ii) the terms of the Framework Agreements must be reviewed by the independent non- executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Framework Agreements must be included in the Company’s subsequent published

LETTER FROM GRAM CAPITAL

annual reports and financial accounts. Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the CCTs (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded the annual caps. In the event that the maximum amounts of the CCTs are anticipated to exceed the annual caps, or that there is any proposed material amendment to the terms of the Framework Agreements, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

With the stipulation of the above requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the CCTs and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into account that above factors and reasons, we are of the opinion that (i) the CCTs are conducted under the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole; and (ii) the terms of the CCTs are on normal commercial terms and are fair and reasonable. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant ordinary resolutions to be proposed at the EGM to approve the Framework Agreements and the CCTs and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited
David Kwan
Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

APPENDIX	GENERAL INFORMATION

Name of shareholder	Class of shares	Number of shares held (share)	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital		Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate Percentage of shareholding in the Company’s total issued H Shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	32.27%(L)		46.07%(L)	–
China Huaneng Group Co., Ltd. (Note 3)	Domestic shares	1,626,132,117(L)	Beneficial owner	10.36%(L)		14.79%(L)	–
China Huaneng Group (Note 4)	H Shares	472,000,000(L)	Beneficial owner	3.01%(L)		–	10.04%(L)
Blackrock, Inc. (Note 5)	H Shares	288,075,001(L)	Interest of controlled corporation	1.83%(L)		–	6.12%(L)
		1,196,000(S)	Interest of controlled corporation	0.007%(S)	–	0.02%(S)
Luo Yi 駱奕 (Note 6)	H Shares	736,370,000(L)	Interest of controlled corporation	4.69%(L)		–	15.66%(L)
		16,088,000(L)	Interest of spouse	0.10%(L)		–	0.34%(L)
Qiu Guogen 裘國根 (Note 6)	H Shares	736,370,000(L)	Interest of controlled corporation	4.69%(L)		–	15.66%(L)
		16,088,000(L)	Interest of spouse	0.10%(L)		–	0.34%(L)

Note:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, China Huaneng Group Co., Ltd. holds 75% direct interests and 25% indirect interests in HIPDC.

(3)	Of the 1,626,132,117 domestic shares, China Huaneng Group Co., Ltd. through its controlling subsidiary, China Huaneng Finance Corporation Limited held 71,007,568 domestic shares.

(4)	China Huaneng Group Co., Ltd. held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)
Blackrock, Inc. was deemed to hold interests in Long position of 1,698,000 shares through cash settled unlisted derivatives by virtue of its control over a number of corporations which were directly or indirectly owned by Blackrock, Inc.

APPENDIX	GENERAL INFORMATION

(6)
Long position of 490,980,000 H shares was held by 上海重陽戰略投資有限公司 Shanghai Chongyang Strategic Investment Co., Ltd., while long position of 211,590,000 H shares was held by 上海重陽投資管理股份有限公司 Shanghai Chongyang Investment Management Co., Ltd., long position of 30,800,000 H shares was held by 重 陽 集 團 有 限 公 司 Chongyang Group Co., Ltd. and long position of 3,000,000 H shares was held by 重陽國際資產管理有限公司Chongyang International Asset Management Co., Ltd. Luo Yi is the spouse of Qiu Guogen who is the ultimate beneficial owner of each of Shanghai Chongyang Strategic Investment Co., Ltd., Shanghai Chongyang Investment Management Co., Ltd., Chongyang Group Co., Ltd. and Chongyang Investment Asset Management Co., Ltd..

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Shu Yinbiao, the party group secretary and chairman of Huaneng Group;

(ii)	Mr. Huang Jian, a director of Huaneng Shandong Power Co., Ltd. and HIPDC, and the chairman of the supervisory committee of Huaneng Renewables Corporation Limited;

(iii)	Mr. Wang Yongxiang is the chairman of HIPDC, the chief of the Power Development Business Division of Huaneng Group and the chief of the Shale Gas Exploitation and Utilization Office of Huaneng Group;

Supervisors

(iv)	Mr. Ye Xiangdong is the vice president of Huaneng Group; and

(v)	Ms. Zhang Mengjiao is the deputy chief accountant of HIPDC.

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2018, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

APPENDIX	GENERAL INFORMATION

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	EXPERT’S QUALIFICATION AND CONSENTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Gram Capital Limited	a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO

To the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, the above-mentioned expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2018 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2018 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Huang Chaoquan is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

A copy of the following documents will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 17 December 2019:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from the Gram Capital, the Independent Financial Adviser, as set out in this circular;

(c)	the consent letter referred to in the section headed “Expert’s qualification and consents” in this Appendix;

(d)	the Huaneng Group Framework Agreement;

(e)	the Huaneng Finance Framework Agreement;

(f)	the Tiancheng Leasing Framework Agreement; and

(g)	this circular.

Document 2

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/11/2019

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc. (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)
Date Submitted	2 December 2019

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	902 (Hong Kong Stock Exchange)	Description :	“H” share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011 (Shanghai Stock Exchange)	Description :	“A” share listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,997,709,919	1.00	10,997,709,919

Increase/(decrease)		0		0

Balance at close of the month		10,997,709,919	1.00	10,997,709,919

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,698,093,359

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1) H Shares	(2) A Shares

Balance at close of preceding month	4,700,383,440	10,997,709,919	N/A	N/A

Increase/ (decrease) during the month	0	0	N/A	N/A

Balance at close of the month	4,700,383,440	10,997,709,919	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer):
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed:
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed):
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes):
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
Ordinary shares (Note 1)

2.	N/A

( / / )
Ordinary shares (Note 1)

3.	N/A

( / / )
Ordinary shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital:
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

2. Open offer	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

3. Placing	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

6. Repurchase of shares				Class of shares repurchased (Note 1)

				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

7. Redemption of shares				Class of shares redeemed (Note 1)

				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

8. Consideration issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

~~We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:~~

~~(Note 2)~~

~~(i)~~	~~all money due to the listed issuer in respect of the issue of securities has been received by it;~~

~~(ii)~~	~~all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;~~

~~(iii)~~	~~all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;~~

~~(iv)~~	~~all the securities of each class are in all respects identical (Note 3);~~

~~(v)~~
~~all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;~~

~~(vi)~~	~~all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;~~

~~(vii)~~
~~completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and~~

~~(viii)~~
~~the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.~~

Remarks (if any):
As the Company is incorporated in the PRC, the concept of "authorised share capital" is not applicable. The information shown as "authorised share capital" in section I above refers to
"registered share capital" of the Company.

Submitted by:	Huang Chaoquan
Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :
1.	State the class of shares (e.g. ordinary, preference or other).

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.  Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     December 2, 2019